Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-110867 and 333-110867-01

Pricing Term Sheet

Issuer:	Vale Overseas Limited
Guarantor:	Companhia Vale do Rio Doce
Size:	US$ 1.0 billion
Maturity:	January 11, 2016
Coupon:	6.250%
Price:	99.97% of face amount
Yield to maturity:	6.254%
US Treasury Spread:	190 bps
US Treasury:	4.50% US Treasury due 11/2015
US Treasury Price and Yield:	101-5 4.354%
Interest Payment Dates:	January 11 and July 11, commencing July 11, 2006
Settlement:	T+3; January 10, 2006
CUSIP/ISIN:	91911TAF0 / US91911TAF0
Ratings:	Baa3/BBB (Moody/S&P)
Minimum Denominations:	US$100K/US$1K
Listing:	NYSE (pending)
Sole Bookrunner:	J.P. Morgan Securities Inc.
Format:	SEC Registered

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 846-2874 (in the United States), or by calling collect (212) 834-7279 (outside the United States).

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.